1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 24, 2021

VIA EDGAR

Mr. Tony Burak

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust” or “Registrant”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Dear Mr. Burak:

This letter responds to your comments with respect to certain of the Trust’s annual reports and post-effective amendments to its registration statement, each of which were filed by the Trust on behalf of the series listed on Appendix A (each, a “Fund,” and together, the “Funds”). The comments were provided by the SEC staff (the “Staff”) in a telephone conversation on April 19, 2021. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment 1: For the iShares GNMA Bond ETF, the financial statements seem to indicate that the Fund made a return of capital, totaling $1,059,609, to shareholders during the fiscal year ended October 31, 2020. However, the Fund’s response to Item B.23 of Form N-CEN indicates that no return of capital was made by the Fund during the same fiscal year that was required to be accompanied by a written statement pursuant to Section 19(a) of the Investment Company Act of 1940 and Rule 19a-1 thereunder. Please explain whether any Rule 19a-1 notices were sent to Fund shareholders regarding a return of capital during the fiscal year.

Response: Based on the Registrant’s calculation methodology, Rule 19a-1 notices were not sent to Fund shareholders regarding a return of capital during the fiscal year ended October 31, 2020. While the financial statements rely on GAAP accounting, the Registrant, as permitted by Section 19(a), historically did not use GAAP (or tax treatment) accounting to calculate undistributed net investment income. Going forward, the Registrant will convert to GAAP accounting (from the prior calculation methodology) for the purposes of Rule 19a-1 notices and Form N-CEN.

Comment 2: A statement in “General Information – Availability of Quarterly Schedule of Investments” of the Funds’ annual reports indicates that quarterly schedules of investment are available on a Fund’s website and refers specifically to Form N-Q. In future reports, please revise the reference to include Form N-PORT also.

Response: Starting with the Funds’ annual report for the fiscal year ended September 30, 2020 and in subsequent annual reports, the “General Information – Availability of Quarterly Schedule of Investments” section states the following, which includes a reference to Form N-PORT: “The iShares Funds file their complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year as an exhibit to its reports on Form N-PORT. The iShares Funds’ Forms N-PORT are available on the SEC’s website at sec.gov.”

Comment 3: The auditor’s report for iShares iBonds Mar 2023 Term Corporate ex-Financials ETF and iShares iBonds Mar 2023 Term Corporate ETF is addressed to the Trust’s Board of Trustees. Such reports should be addressed to both the Board of Trustees and Fund shareholders.

Response: Going forward, the Registrant will ensure the auditor’s reports are addressed to both the Board of Trustees and Fund shareholders.

Comment 4: For iShares MSCI India ETF, the Statement of Operations includes an adjustment to “Net change in unrealized appreciation (depreciation) on: Investments – Unaffiliated” for deferred foreign capital gains taxes applicable to the Fund. Please explain why a corresponding liability for the tax payable does not appear in the Statement of Assets and Liabilities.

Response During the fiscal year ended, iShares MSCI India ETF transitioned from a cumulative net gain position to a cumulative net loss position on India securities subjected to foreign capital gain taxes. As such, the accrued tax liability from previous fiscal years was reversed, and no deferred capital gain tax liability was shown in the Statement of Assets and Liabilities. Going forward, when there is a reduction in, or a reversal of, the net deferred foreign capital gain taxes from the prior year, the Registrant will revise the footnote to the “Net change in unrealized appreciation (depreciation) on: Investments – Unaffiliated” line item to state, as applicable, “Reduction in deferred foreign capital gain tax of …” or “Reversal of deferred foreign capital gain tax of …”.

****

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	D. Damre Smith

M. Rolland

N. Cordell

A. Attawar

J. Kerslake

J. Tincher

APPENDIX A

Registrant	Fund Name	Fiscal Year End
iShares Trust	iShares 10-20 Year Treasury Bond ETF	02/29/20
iShares Trust	iShares 1-3 Year Treasury Bond ETF	02/29/20
iShares Trust	iShares 20+ Year Treasury Bond ETF	02/29/20
iShares Trust	iShares 3-7 Year Treasury Bond ETF	02/29/20
iShares Trust	iShares 7-10 Year Treasury Bond ETF	02/29/20
iShares Trust	iShares Agency Bond ETF	02/29/20
iShares Trust	iShares Broad USD Investment Grade Corporate Bond ETF	02/29/20
iShares Trust	iShares California Muni Bond ETF	02/29/20
iShares Trust	iShares Core 10+ Year USD Bond ETF	02/29/20
iShares Trust	iShares Core 5-10 Year USD Bond ETF	02/29/20
iShares Trust	iShares Core U.S. Aggregate Bond ETF	02/29/20
iShares Trust	iShares Edge High Yield Defensive Bond ETF	02/29/20
iShares Trust	iShares Edge Investment Grade Enhanced Bond ETF	02/29/20
iShares Trust	iShares ESG 1-5 Year USD Corporate Bond ETF	02/29/20
iShares Trust	iShares ESG U.S. Aggregate Bond ETF	02/29/20
iShares Trust	iShares ESG USD Corporate Bond ETF	02/29/20
iShares Trust	iShares Government/Credit Bond ETF	02/29/20
iShares Trust	iShares iBoxx $ High Yield Corporate Bond ETF	02/29/20
iShares Trust	iShares iBoxx $ Investment Grade Corporate Bond ETF	02/29/20
iShares Trust	iShares Intermediate Government/Credit Bond ETF	02/29/20
iShares Trust	iShares Intermediate-Term Corporate Bond ETF	02/29/20
iShares Trust	iShares Long-Term Corporate Bond ETF	02/29/20
iShares Trust	iShares MBS ETF	02/29/20
iShares Trust	iShares National Muni Bond ETF	02/29/20
iShares Trust	iShares New York Muni Bond ETF	02/29/20
iShares Trust	iShares Short Treasury Bond ETF	02/29/20
iShares Trust	iShares Short-Term Corporate Bond ETF	02/29/20
iShares Trust	iShares Short-Term National Muni Bond ETF	02/29/20
iShares Trust	iShares Focused Value Factor ETF	03/31/20
iShares Trust	iShares U.S. Aerospace & Defense ETF	03/31/20
iShares Trust	iShares U.S. Broker-Dealers & Securities Exchanges ETF	03/31/20
iShares Trust	iShares U.S. Healthcare Providers ETF	03/31/20
iShares Trust	iShares U.S. Home Construction ETF	03/31/20
iShares Trust	iShares U.S. Infrastructure ETF	03/31/20
iShares Trust	iShares U.S. Insurance ETF	03/31/20
iShares Trust	iShares U.S. Medical Devices ETF	03/31/20
iShares Trust	iShares U.S. Oil & Gas Exploration & Production ETF	03/31/20
iShares Trust	iShares U.S. Oil Equipment & Services ETF	03/31/20

iShares Trust	iShares U.S. Pharmaceuticals ETF	03/31/20
iShares Trust	iShares U.S. Real Estate ETF	03/31/20
iShares Trust	iShares U.S. Regional Banks ETF	03/31/20
iShares Trust	iShares U.S. Telecommunications ETF	03/31/20
iShares Trust	iShares Core Dividend Growth ETF	04/30/20
iShares Trust	iShares Core High Dividend ETF	04/30/20
iShares Trust	iShares International Select Dividend ETF	04/30/20
iShares Trust	iShares Select Dividend ETF	04/30/20
iShares Trust	iShares U.S. Dividend and Buyback ETF	04/30/20
iShares Trust	iShares Cybersecurity and Tech ETF	07/31/20
iShares Trust	iShares Edge MSCI Min Vol Europe ETF	07/31/20
iShares Trust	iShares Edge MSCI Min Vol Japan ETF	07/31/20
iShares Trust	iShares Exponential Technologies ETF	07/31/20
iShares Trust	iShares Genomics Immunology and Healthcare ETF	07/31/20
iShares Trust	iShares MSCI EAFE Min Vol Factor ETF	07/31/20
iShares Trust	iShares MSCI Global Multifactor ETF	07/31/20
iShares Trust	iShares MSCI Intl Multifactor ETF	07/31/20
iShares Trust	iShares MSCI Intl Small-Cap Multifactor ETF	07/31/20
iShares Trust	iShares MSCI USA Mid-Cap Multifactor ETF	07/31/20
iShares Trust	iShares MSCI USA Min Vol Factor ETF	07/31/20
iShares Trust	iShares MSCI USA Multifactor ETF	07/31/20
iShares Trust	iShares MSCI USA Small-Cap Min Vol Factor ETF	07/31/20
iShares Trust	iShares MSCI USA Small-Cap Multifactor ETF	07/31/20
iShares Trust	iShares Robotics and Artificial Intelligence Multisector ETF	07/31/20
iShares Trust	iShares Self-Driving EV and Tech ETF	07/31/20
iShares Trust	iShares U.S. Tech Breakthrough Multisector ETF	07/31/20
iShares Trust	iShares Currency Hedged MSCI Canada ETF	08/31/20
iShares Trust	iShares Currency Hedged MSCI Eurozone ETF	08/31/20
iShares Trust	iShares Currency Hedged MSCI Germany ETF	08/31/20
iShares Trust	iShares Currency Hedged MSCI Japan ETF	08/31/20
iShares Trust	iShares Currency Hedged MSCI Mexico ETF	08/31/20
iShares Trust	iShares Currency Hedged MSCI United Kingdom ETF	08/31/20
iShares Trust	iShares ESG Advanced MSCI EAFE ETF	08/31/20
iShares Trust	iShares ESG Advanced MSCI USA ETF	08/31/20
iShares Trust	iShares ESG Aware MSCI EAFE ETF	08/31/20
iShares Trust	iShares ESG Aware MSCI USA ETF	08/31/20
iShares Trust	iShares ESG Aware MSCI USA Small-Cap ETF	08/31/20
iShares Trust	iShares ESG MSCI EM Leaders ETF	08/31/20
iShares Trust	iShares ESG MSCI USA Leaders ETF	08/31/20
iShares Trust	iShares MSCI Argentina and Global Exposure ETF	08/31/20
iShares Trust	iShares MSCI Brazil Small-Cap ETF	08/31/20

iShares Trust	iShares MSCI China ETF	08/31/20
iShares Trust	iShares MSCI China Small-Cap ETF	08/31/20
iShares Trust	iShares MSCI Denmark ETF	08/31/20
iShares Trust	iShares MSCI Finland ETF	08/31/20
iShares Trust	iShares MSCI Germany Small-Cap ETF	08/31/20
iShares Trust	iShares MSCI Global Impact ETF	08/31/20
iShares Trust	iShares MSCI India ETF	08/31/20
iShares Trust	iShares MSCI India Small-Cap ETF	08/31/20
iShares Trust	iShares MSCI Indonesia ETF	08/31/20
iShares Trust	iShares MSCI Ireland ETF	08/31/20
iShares Trust	iShares MSCI Japan Equal Weighted ETF	08/31/20
iShares Trust	iShares MSCI Japan Value ETF	08/31/20
iShares Trust	iShares MSCI New Zealand ETF	08/31/20
iShares Trust	iShares MSCI Norway ETF	08/31/20
iShares Trust	iShares MSCI Peru ETF	08/31/20
iShares Trust	iShares MSCI Philippines ETF	08/31/20
iShares Trust	iShares MSCI Poland ETF	08/31/20
iShares Trust	iShares MSCI Qatar ETF	08/31/20
iShares Trust	iShares MSCI Saudi Arabia ETF	08/31/20
iShares Trust	iShares MSCI UAE ETF	08/31/20
iShares Trust	iShares MSCI United Kingdom ETF	08/31/20
iShares Trust	iShares MSCI United Kingdom Small-Cap ETF	08/31/20
iShares Trust	iShares 0-5 Year High Yield Corporate Bond ETF	10/31/20
iShares Trust	iShares 0-5 Year Investment Grade Corporate Bond ETF	10/31/20
iShares Trust	iShares 0-5 Year TIPS Bond ETF	10/31/20
iShares Trust	iShares 1-3 Year International Treasury Bond ETF	10/31/20
iShares Trust	iShares Aaa - A Rated Corporate Bond ETF	10/31/20
iShares Trust	iShares BB Rated Corporate Bond ETF	10/31/20
iShares Trust	iShares Broad USD High Yield Corporate Bond ETF	10/31/20
iShares Trust	iShares CMBS ETF	10/31/20
iShares Trust	iShares Convertible Bond ETF	10/31/20
iShares Trust	iShares Core 1-5 Year USD Bond ETF	10/31/20
iShares Trust	iShares Core International Aggregate Bond ETF	10/31/20
iShares Trust	iShares Core Total USD Bond Market ETF	10/31/20
iShares Trust	iShares ESG Advanced High Yield Corporate Bond ETF	10/31/20
iShares Trust	iShares Fallen Angels USD Bond ETF	10/31/20
iShares Trust	iShares Floating Rate Bond ETF	10/31/20
iShares Trust	iShares Global Green Bond ETF	10/31/20
iShares Trust	iShares GNMA Bond ETF	10/31/20
iShares Trust	iShares iBonds 2021 Term High Yield and Income ETF	10/31/20
iShares Trust	iShares iBonds 2022 Term High Yield and Income ETF	10/31/20

iShares Trust	iShares iBonds 2023 Term High Yield and Income ETF	10/31/20
iShares Trust	iShares iBonds 2024 Term High Yield and Income ETF	10/31/20
iShares Trust	iShares iBonds 2025 Term High Yield and Income ETF	10/31/20
iShares Trust	iShares iBonds Dec 2020 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2021 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2021 Term Muni Bond ETF	10/31/20
iShares Trust	iShares iBonds Dec 2021 Term Treasury ETF	10/31/20
iShares Trust	iShares iBonds Dec 2022 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2022 Term Muni Bond ETF	10/31/20
iShares Trust	iShares iBonds Dec 2022 Term Treasury ETF	10/31/20
iShares Trust	iShares iBonds Dec 2023 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2023 Term Muni Bond ETF	10/31/20
iShares Trust	iShares iBonds Dec 2023 Term Treasury ETF	10/31/20
iShares Trust	iShares iBonds Dec 2024 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2024 Term Muni Bond ETF	10/31/20
iShares Trust	iShares iBonds Dec 2024 Term Treasury ETF	10/31/20
iShares Trust	iShares iBonds Dec 2025 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2025 Term Muni Bond ETF	10/31/20
iShares Trust	iShares iBonds Dec 2025 Term Treasury ETF	10/31/20
iShares Trust	iShares iBonds Dec 2026 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2026 Term Muni Bond ETF	10/31/20
iShares Trust	iShares iBonds Dec 2026 Term Treasury ETF	10/31/20
iShares Trust	iShares iBonds Dec 2027 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2027 Term Muni Bond ETF	10/31/20
iShares Trust	iShares iBonds Dec 2027 Term Treasury ETF	10/31/20
iShares Trust	iShares iBonds Dec 2028 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2028 Term Muni Bond ETF	10/31/20
iShares Trust	iShares iBonds Dec 2028 Term Treasury ETF	10/31/20
iShares Trust	iShares iBonds Dec 2029 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2029 Term Treasury ETF	10/31/20
iShares Trust	iShares iBonds Dec 2030 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Dec 2030 Term Treasury ETF	10/31/20
iShares Trust	iShares iBonds Mar 2023 Term Corporate ETF	10/31/20
iShares Trust	iShares iBonds Mar 2023 Term Corporate ex-Financials ETF	10/31/20
iShares Trust	iShares International Treasury Bond ETF	10/31/20
iShares Trust	iShares J.P. Morgan USD Emerging Markets Bond ETF	10/31/20
iShares Trust	iShares TIPS Bond ETF	10/31/20
iShares Trust	iShares Treasury Floating Rate Bond ETF	10/31/20
iShares Trust	iShares U.S. Fixed Income Balanced Risk Factor ETF	10/31/20
iShares Trust	iShares U.S. Treasury Bond ETF	10/31/20
iShares Trust	iShares Yield Optimized Bond ETF	10/31/20

A-4